SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated January 2, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1280173	January 2, 2009

09045260

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SEC File No. 82-34751

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	07:01 02-Jan-09
Number	HUG1280173

Total voting rights

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 447,960,784 ordinary shares of 5p each at 31 December 2008. The Company holds no such ordinary shares as treasury shares.

The above figure (447,960,784) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

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This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated December 26, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	6377K	December 22, 2008
2.	Regulatory News Service Notice	6348K	December 22, 2008

SEC File No. 82-34751

Hemscott News Alert - Elementis PLC
Elementis plc Email Alert
to:
eleanor.besserman
12/22/2008 11:41 AM
Show Details

RECEIVED
2009 FEB -3 A 6:22

RNS Number : 6377K
Elementis PLC
22 December 2008

A Second Price Monitoring Extension has been activated in this security.

A Second Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

This information is provided by RNS
The company news service from the London Stock Exchange

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SEC File No. 82-34751

Hemscott News Alert - Elementis PLC
Elementis plc Email Alert
to:
eleanor.besserman
12/22/2008 11:38 AM
Show Details

RNS Number : 6348K
Elementis PLC
22 December 2008

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

END

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